Mail Stop 3561

September 20, 2006

Mr. Mark Cowan
President
Bioethics, Ltd.
8092 South Juniper Court
South Weber, UT 84405

Re: Bioethics, Ltd.
       Form 10-KSB/A for Fiscal Year Ended December 31, 2005
       Filed July 13, 2006
       File No. 033-55254-41

Dear Mr. Cowan:

        We have reviewed your amended filings and supplemental response and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB/A for Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm

1. We note the revised report of Pritchett, Siler & Hardy, P.C. no longer makes reference to another auditor for the period from inception through December 31, 1997. Please tell us the date you completed your audit of the period from inception through December 31, 1997. If you completed your audit for this period after the date of your current audit report, March 8, 2006, you are required to re-date your audit report. Refer to AU Section 530.

As appropriate, please amend your filing and respond to this comment no later than October 12, 2006 or tell us when you will provide us with a response. Please submit your correspondence on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have any questions regarding the above comment.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies